LAW OFFICES OF

MARK C. PERRY, P.A.

2455 EAST SUNRISE BOULEVARD, SUITE 905

FORT LAUDERDALE, FLORIDA 33304

TELEPHONE: (954) 564-6616

FAX: (954) 561-0997

January 31, 2005

Max A. Webb, Assistant Director

Securities and Exchange Commission

Mail Stop 03-05

Washington, D.C. 20549

Re:	Global Music International, Inc.

Registration Statement on Form SB-2

Amendment No. One

File No.: 333-120908

Dear Mr. Webb

We are in receipt of your correspondence dated December 28, 2004, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1.	Disclosure indicating the timeframes for the Company’s contemplated operations has been provided under Business of the Company. In addition, disclosure throughout the document has been revised to indicate the Company’s financial estimates of what funds will be required for operations during the first 24 months.

2.	Disclosure indicating that the offering price of the common stock being registered on behalf of the selling shareholders was arbitrarily determined has been provided. (See Risk Factors.)

3.	The Company has considered and will comply with Item 310(g) of Regulation S-B in connection with updating its financial requirements.

Registration Statement Cover Page

4.	Disclosure indicating that the securities being registered shall be offered on a delayed or continuous basis has been provided. In addition, the box on the registration statement cover page indicating that the offering will be conducted pursuant to Rule 415 has been provided.

Cover Page

5.	Disclosure indicating that the securities being registered will be sold at the market price once a market has been established has been provided.

Securities & Exchange Commission

Prospectus Summary, page 1

The Company, page 1

6.	Please be advised that the web site has not been updated to reflect current operations of the Company, however, is in the process of being updated.

7.	Disclosure in the prospectus summary section has been revised to clarify the Company’s contemplated business plan and business objectives.

8.	Disclosure indicating that the Company has had no revenues from operations and that their most recently audited period will reflect a net loss has been provided. Also, disclosure indicating that the Company has been issued a going concern opinion from its auditors has been provided. (Page 1, 4th paragraph)

9.	Disclosure that Corinne Fallacaro, the Company’s president, has a debt secured by all the assets of the Company which she may call at any moment with the results that any monies paid into the Company might become forfeit to her has been provided. (Page 1, paragraphs 4 and 6)

10.	Disclosure as to the Company’s monthly burn rate has been provided. (Page 1, 6th paragraph)

Risk Factors, page 2

We have no public trading market for our securities, page 2

11.	Disclosure indicating that the Company has not been subject to the periodic filing and reporting requirements of the Securities Exchange Act of 1934 has been provided. (Page 4)

12.	Language indicating that the Company will not provide audited financials to shareholders; however, will have the audited financials available at the www.sec.gov website since the Company, upon the effective date of this filing, will become subject to the periodic filing and reporting requirements of the Securities Exchange Act of 1934.

If we are unable to obtain additional capital, page 3

13.	Disclosure indicating the Company’s burn rate and when the Company will need additional capital before the Company has to curtail or cease operations has been provided. (Page 4, 2nd paragraph)

Funds are not and may not be available to pay demand note, page 4

14.	Clarification indicating the board of directors considered prior loans in determining the amount of the note and that the amount of the note is in no way an indication of the value of assets has been provided. (Page 5, last paragraph)

There may be claims made against our assets…, page 4

15.	Disclosure indicating the risk that the creditors of Falcon may challenge the validity of the transfer of assets has been provided. (Page 6)

Securities & Exchange Commission

We may be unable to attract and retain independent contractors …, page 4

16.	Disclosure indicating why the Company may need to hire independent contractors and how they will attract independent contractors to help develop and manage the business has been deleted since it was determined that it is not a material risk.

We may be unable to adequately protect our proprietary rights …, page 5

17.	This risk factor has been deleted as not material.

Our inability to attract wireless operators, page 6

18.	Disclosure indicating that there are no wireless operators and cable providers with which the Company has formed agreements has been provided. (See page 7, 3rd paragraph)

If the selling shareholders all elect to sell their shares at the same time …, page 6

19.	A risk factor indicating the risks associated with a stock that trades at a relatively small volume has been provided. (Page 8, 1st paragraph)

Business of the Company, page 7

Industry Background, page 7

20.	Disclosure which describes the competitive business conditions and position in the industry and methods of competition relating to the Company’s contemplated business operations has been provided. (See Industry Background, pages 9 – 11)

21.	Further disclosure indicting the costs and difficulties of becoming listed on a cable station along with risks and competition has been provided. (Pages 9 – 11)

22.	Disclosure that no studies have been conducted about the receptivity to unfiltered musical offerings has been provided. (Page 9, paragraph 3)

Plan of Operations, page 8

23.	Disclosure explaining how webcast programming content gives consumers access to a wide range of independent music video programming has been provided. (See page 11)

24.	Additional detail has been provided as to how the Company intends to distribute its programming on a subscription basis to telecom companies. (See pages 11 and 12)

Securities & Exchange Commission

Historical Information About Our Product, page 8

25.	Disclosure which provides clarification of the historical information relating to the assets acquired by the Company has been provided in both qualitative and quantitative terms. In addition, disclosure indicating how the Company plans to use each asset or group of assets in meeting its business objectives has been provided. (See pages 12 and 13)

Employees, page 8

26.	Disclosure that both Corinne Fallacaro and Chris Mauritz are providing services to the Company as their time is required to meet the Company’s needs at this time has been provided. (See page 13) Supplementally, please be advised that neither Ms. Fallacaro nor Mr. Mauritz have any full time jobs at this time.

Property, page 8

27.	Disclosure indicating a description of and where the Company maintains its current office along with the fact that it pays no rent has been provided. (See page 13)

Management’s Discussion and Analysis or Plan of Operation, page 9

Overview, page 9

28.	The Private Securities Litigation Reform Act language has been deleted as requested.

29.	Disclosure indicating the circumstances and events that caused the auditors to conclude that a substantial doubt exists about the Company’s ability to continue as a going concern has been provided along with management’s plans for dealing with this situation. (See page 14, 6th paragraph)

30.	Further discussion indicating how long the Company can satisfy its cash requirements and that it has to raise additional funds in the next 24 months has been provided. (See page 14, 5th paragraph)

31.	Prior reference to the Company intending to operate as a diversified entertainment company has been deleted.

32.	Clarification throughout the document indicating the status of the Company and webcasting its programming on the IMNTV website has been provided. Additional disclosure indicating that the Company has no revenues at this time and is unaware of any future trends relating to the operation of the website has been provided. (See page 14)

Management, page 11

33.	As indicated earlier, although the Company is currently in the process of updating the website, it has not been updated as of this date and therefore inconsistencies may occur between the website and the prospectus.

Securities & Exchange Commission

34.	Supplementally, please be advised that Ms. Fallacaro and Mr. Mauritz do no hold positions at Independent Music Network Inc. or Falcon Entertainment Corp. as they resigned from both of these entities in February of 2001.

Certain Relationships and Related Transactions, page 13

35.	Disclosure indicating the fact that Falcon Entertainment Corp. was a public company and is no longer an operating entity and that the only common officers, directors and principal shareholders would include Corrine Fallacaro, Chris Mauritz and Mark Beloyan. (Page 18.)

Principal Shareholders, page 13

36.	Footnote disclosure has been revised to indicate that Corinne Fallacaro is a principal shareholder of the Company owning approximately 79.2% of the Company’s outstanding common shares will have the effective power to elect all members of the board of directors and to control the vote of substantially all of the matters of the Company has been provided. (See page 18)

Selling Shareholders, page 14

37.	Disclosure indicating that none of the selling security holders had had any pre-existing relationships or other material relationships with predecessors or affiliates during the last three years has been provided. (See page 18 and 19)

38.	Revisions to the table to accurately reflect the percentage of shares owned by Mr. Beloyan has been provided. (Page 19)

39.	A separate column disclosing the percentage of shares to be held by each selling shareholder after the offering has been provided. (Pages 19 and 20)

Description of Securities, page 15

40.	Disclosure indicating the number of holders of records of the Company’s common stock has been provided. (Page 20)

Where You Can Find Additional Information, page 17

41.	Disclosure of information to comply with Item 101(c)(1) and (2) of Regulation S-B has been provided. (Page 23)

Plan of Distribution, page 17

42.	Clarification indicating that the shares will be sold at the market if and when a market develops in the Company’s common stock. (See page 23)

43.	Disclosure that Ms. Fallacaro and Mr. Mauritz may be deemed underwriters because of the amount of shares that they are registering and their positions with the Company have been

Securities & Exchange Commission

provided along with a brief description of potential liability of underwriters. (See page 24, 1st paragraph)

Financial Statements, page F-1

44.	Falcon Entertainment and all subsidiaries including Independent Music Network, Inc., ceased operations in January 2001. Both Ms. Fallacaro and Mr. Mauritz resigned their positions with Falcon and its subsidiaries in January-February 2001. Ms. Fallacaro did not acquire the company Independent Music Network, Inc. Various assets were acquired from Falcon in January 2001 after Falcon defaulted on the $700,000 promissory note, dated October 3, 2000, payable to James and Corinne Fallacaro. The assets include the IMNTV.com web site, Trademarks which include IMNTV™ and GET HUGE™, several hundred hours of program content including the master tapes of submitted music videos, servers, computers and editing programs, graphics packages formatted to integrate with the music videos and 12 video commercials embedded in our video programming. From the date of acquisition (January 2001) through January 2002, the assets were placed in a storage facility and were not used. During the period from February 2002 through January 2003, the website was updated on two occasions to edit existing content and add new content. From February 2003 until August 2003, Corinne took the website offline. Corinne put the website back online in August 2003 and has continued editing and upgrading the program and content until the present. There were no employees associated with these activities until July 1, 2004 when the assets were placed into Global Music. Corinne Fallacaro realized no revenue and incurred minimal expenses related to the activities described above during the period from January 2001 through July 1, 2004. We have reviewed and considered the guidance outlined in Article 11-01(d) of Regulation S-X. We recognize that there are several factors used to determine whether an acquisition of a lesser component of an entity constitutes a business, including acquiring a trade name, however, considering the fact that there were limited activities performed, no employees, no revenue producing activities, minimal costs (less than $15,000), we have concluded that additional financial information for the periods specified in Item 310(b) or Regulation S-B are not required.

45.	Comment complied with on page F6, Footnote #1 of the financial statements.

46.	Comment complied with on pages F8 and F9, Footnote #5 of the financial statements.

Item 27 Exhibits, page II-2

47.	Exhibit of the Company’s common stock has been provided as Exhibit 991

Exhibit 5.1

48.	Legality opinion for the shares being offered by the selling shareholders has been provided.

Securities & Exchange Commission

Exhibit 23.2 Consent of Carlin, Charron & Rosen, LLP

49.	An updated consent has been provided.

Item 28, Undertakings, page II-2

50.	Item 512(a) undertaking has been provided. (Page II-3)

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

LAW OFFICES OF MARK C. PERRY, P.A.

/s/ Mark C. Perry
Mark C. Perry
For the Firm